Exhibit 99.1

IMMEDIATE	10 July 2003

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC Board Changes

Royal & Sun Alliance Insurance Group plc today announced the following changes to its Board of Directors.

Edward Lea and John Maxwell are to join the Group as non executive directors with immediate effect.

Edward Lea was Finance Director of BUPA from 1991 to 2001 and is currently Chairman of Redbourn Group plc, an unquoted property development and investment company. John Maxwell was previously Director General/Chief Executive of The Automobile Association and an Executive Director of Prudential Corporation plc and is currently a non executive director of a number of companies, including Provident Financial plc and The Big Food Group plc.

The Chairman, John Napier, also announced that John Baker, Deputy Chairman and Chairman of the Audit & Compliance Committee, Nicholas Barber, Chairman of the Remuneration Committee and Carole St Mark are to retire from the Board at the end of September 2003.

Commenting on the changes he said,

“I am delighted to welcome Edward Lea and John Maxwell to the Board. I would also like to thank John, Nicholas and Carole for their contribution to the Group over the years and, in particular, for their personal encouragement and support in progressing the transformation of the Company.”

–ENDS–

For further information:

Analysts	Press
Malcolm Gilbert	Richard Emmott
Tel:+44 (0) 20 7569 6134	Tel:+44 (0) 20 7569 6023

Notes to Editors:

•	John Baker is 65. He was a Director of Royal Insurance from 1995 until its merger with Sun Alliance in 1996 and has been a Director of Royal & SunAlliance since then. He was appointed Deputy Chairman in May 2002.
•	Nicholas Barber is 62. He was a Director of Royal Insurance from 1991 and Deputy Chairman from 1994 until its merger with Sun Alliance in 1996. He has been a Director of Royal & Sun Alliance since the merger.
•	Carole St Mark is 60 and has been a Director of Royal & Sun Alliance since 1998.